December 18, 2014

VIA EDGAR TRANSMISSION AND FACSIMILE AT (202) 772-9203

Ms. Lisa M. Kohl

Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	P.A.M. Transportation Services, Inc.

Schedule TO-I

Filed December 2, 2014

SEC File No. 005-39193

Dear Ms. Kohl:

In connection with the response of P.A.M. Transportation Services, Inc. (the “Company”) to the staff’s comments contained in your letter to Mr. C. Douglas Buford, Jr., dated December 10, 2014, regarding the above-referenced Tender Offer Statement on Schedule TO filed on December 2, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact me by telephone at (479) 361-9111 or Mr. Buford by telephone at (501) 688-8866 or by facsimile at (501) 918-7866.

Sincerely,

/s/ Allen West

Allen West

Vice President, Chief Financial Officer,

Secretary and Treasurer

P.O. Box 188 ● Tontitown, Arkansas 72770 ● 479-361-9111